                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No.   )*

                                Mentortech Inc.
                                (Name of Issuer)

                         Common Stock, $0.01 Par Value
                         (Title of Class of Securities)

                                   587266107
                                 (CUSIP Number)

                                 Gad Goldstein
                          FORMULA SYSTEMS (1985) LTD.
                  39 Hagalim Boulevard, Herzlia 46725, Israel
                                 972-9-959-8800
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               November 22, 1998
            (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.[ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
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                                                                     Page 2 of 5
CUSIP No. 587266107

--------------------------------------------------------------------------------
 1 Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

    FORMULA SYSTEMS (1985) LTD.

--------------------------------------------------------------------------------
 2  Check the Appropriate
    Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [ ]

--------------------------------------------------------------------------------
 3  SEC Use Only

--------------------------------------------------------------------------------
 4  Source of Funds (See Instructions)

    WC

--------------------------------------------------------------------------------
 5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]


--------------------------------------------------------------------------------
 6  Citizenship or Place of Organization

    ISRAEL

--------------------------------------------------------------------------------
                               7  Sole Voting Power
NUMBER OF                         2,247,833
SHARES                         -------------------------------------------------
BENEFICIALLY                   8  Shared Voting Power
OWNED BY                          0
EACH                           -------------------------------------------------
REPORTING                      9  Sole Dispositive Power
PERSON                            2,247,833
WITH                          -------------------------------------------------
                              10  Shared Dispositive Power
                                  0
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person

    2,247,833
--------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)

    62.8%

14  Type of Reporting Person (See Instructions)

    CO
--------------------------------------------------------------------------------
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                                                                     Page 3 of 5
Item 1. Security and Issuer
---------------------------

     This statement relates to common stock of Mentortech Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 90 Merrick Avenue, 9th Floor, East Meadow, New York 11554.

Item 2. Identity and Background
-------------------------------

(a)-(c) This statement is filed by Formula Systems (1985) Ltd. (the "Reporting Person").

     The Reporting Person is an Israeli company with its principal business and principal office located at 39 Hagalim Boulevard, Herzlia 46725, Israel. The Reporting Person provides information technology and software solutions both in Israel and internationally.

     Please see attached Annex A for the names, business addresses, principal occupations (and names, principal businesses and addresses of places of additional employment) and citizenship of the executive officers and directors of the Reporting Person.

(d) None of the Reporting Person or any of its executive officers or directors listed on Annex A has been, during the last five years, convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) None of the Reporting Person or any of its executive officers or directors listed on Annex A has been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amounts of Funds or Other Consideration
-----------------------------------------------------------

     The Reporting Person acquired beneficial ownership of 2,247,833 shares of common stock of the Issuer through the acquisition of voting control of the outstanding ordinary shares of Mashov Computers Ltd. ("Mashov"), which holds such 2,247,833 shares of common stock. The funds for the transactions pursuant to which the Reporting Person acquired voting control of Mashov were provided from working capital.

Item 4. Purposes of Transaction
-------------------------------

     As a result of a number of transactions between April 5, 1998 and November 22, 1998, the Reporting Person acquired a majority of the outstanding ordinary shares of Mashov. The purpose of these transactions was to acquire control of the operations of Mashov and the entities controlled by Mashov. Mashov beneficially owns 2,247,833 shares of common stock of the Issuer. As a result of its control of Mashov, the Reporting Person beneficially owns the shares of common stock of the Issuer beneficially owned by Mashov. Accordingly, the Reporting Person beneficially owns 2,247,833 shares of common stock of the Issuer, representing 62.8% of the outstanding shares of common stock of the Issuer.


     The Reporting Person may, from time to time, purchase or dispose of (or cause Mashov to purchase or dispose of) shares of common stock of the Issuer in the open market or in privately negotiated transactions, depending upon the evaluation of the operations, financial condition and results of operations of the Issuer, and upon other developments, including, but not limited to, general economic and business conditions and market conditions.

     Other than as described above, the Reporting Person does not intend to take any of the actions described in Item 4 of Schedule 13D.

Item 5.  Interest in the Securities of the Issuer
-------------------------------------------------

(a) 2,247,833 shares of common stock of the Issuer are currently beneficially owned by the Reporting Person, representing 62.8% of the outstanding shares of common stock of the Issuer.

(b) The Reporting Person has sole power to vote and dispose of the shares beneficially owned by it.

(c)  Not applicable.

(d)  Not applicable.

(e)  Not applicable.


Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect
------------------------------------------------------------------------------
to Securities of the Issuer
---------------------------

     Not applicable.


Item 7.  Materials to be Filed as Exhibits
------------------------------------------

     Not applicable.

Signature
---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 3, 1998


                              FORMULA SYSTEMS (1985) LTD.


                              By:   /s/ Dan Goldstein
                                    -------------------------------
                                    Dan Goldstein
                                    Chairman of the Board and
                                       Chief Executive Officer

                                    ANNEX A
                                    -------

(a)  Names of executive officers and directors of the Reporting Person;
(b) Business addresses of executive officers and directors of the Reporting Person;
(c) Principal occupation and name, principal business and address of places of additional employment of executive officers and directors of the Reporting Person; and
(f) Citizenship of the officers and directors of the Reporting Person as follows:

      1.    (a)  Dan Goldstein
            (b)  39 Hagalim Boulevard, Herzlia 46725, Israel
            (c) Chairman of the Board of Directors and Chief Executive Officer, Formula Systems (1985) Ltd.
            (f)  Israel

      2.    (a)  Gad Goldstein
            (b)  39 Hagalim Boulevard, Herzlia 46725, Israel
            (c)  Director and President, Formula Systems (1985) Ltd.
            (f)  Israel

      3.    (a)  Shai Beilis
            (b)  39 Hagalim Boulevard, Herzlia 46725, Israel
            (c) Director, Formula Systems (1985) Ltd.; Business Development at Formula
            (f)  Israel

      4.    (a)  Yoav Shaham
            (b)  39 Hagalim Boulevard, Herzlia 46725, Israel
            (c)  Director and Vice President of Marketing, Formula Systems
                 (1985) Ltd.
            (f)  Israel

      5.    (a)  Jacob Tenenboem
            (b)  39 Hagalim Boulevard, Herzlia 46725, Israel
            (c) Director, Formula Systems (1985) Ltd.; Vice Chairman of Sintec Advanced Technologies Ltd., a subsidiary of Formula Systems
                 (1985) Ltd., which provides integrated business solutions consisting of hardware and software packages and information technology consulting services (address as in (b) above)
            (f)  Israel

      6.    (a)  Prof. Yisrael Spiegler
            (b)  39 Hagalim Boulevard, Herzlia 46725, Israel
            (c) Director, Formula Systems (1985) Ltd.; Associate Professor at Tel Aviv University Graduate School of Management, Ramat Gan, Israel
            (f)  Israel

      7.    (a)  Benyamin Maidan
            (b)  c/o 39 Hagalim Boulevard, Herzlia 46725, Israel
            (c) Director, Formula Systems (1985) Ltd.; Senior Vice President of Tadiran Limited, which is a holding company that operates through its subsidiaries and affiliates in five segments: telecommunications, communications, electronic systems, electrical appliances and batteries and computer software (address at 26 Hashoftim Street, Holon, Israel)
            (f)  Israel

      8.    (a)  Bruria Gross-Prushansky
            (b)  39 Hagalim Boulevard, Herzlia 46725, Israel
            (c)  Secretary and General Counsel, Formula Systems (1985) Ltd.
            (f)  Israel